European Bank
for Reconstruction and Development

(ref: MTN 18/070)

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

9 May 2018

Ladies and Gentlemen,

**RE: European Bank for Reconstruction and Development**
**Report Pursuant to Rule 3 of Regulation EBRD**

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 9 May 2018, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

**EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By: ..........................................................................
Duly Authorised Officer